FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
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1. Name and Address of Reporting Person * Lenfest H.F. (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/Year) 2/18/03	4. Issuer Name Environmental Tectonics Corporation and Ticker or Trading Symbol ETC
c/o The Lenfest Group, LLC 1332 Enterprise Drive, Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) West Chester, PA 19380			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).	(Over)
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Form 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
10.0% Senior Subordinated Convertible Note	Immed.	2/18/09	Common Stock	1,652,892 (1)(2)	$6.05	D
Stock Purchase Warrant	Immed.	2/18/09	Common Stock	803,048(1)(3)	(4)	D
Explanation of Responses:
(1) Effective February 18, 2003, pursuant to a Convertible Note and Warrant Purchase Agreement (the “Agreement”), the reporting person acquired the 10.0% Senior Subordinated Convertible Note (the “Note”) and the Stock Purchase Warrant (the “Warrant”). The aggregate number of shares that the reporting person may acquire pursuant to the exercise of the Warrant and conversion of the Note may not exceed 1,325,731 shares prior to the approval by the shareholders of the Issuer of the transactions contemplated by the Agreement. In addition, upon each conversion of the Note or upon the grant by the Issuer of any of the 568,368 available but unissued stock options under the Issuer's stock option plan, the Issuer shall issue additional warrants entitling the reporting person to purchase shares of common stock equal to ten percent (10%) of the shares of common stock either issued upon such conversion of the Note or issuable upon the exercise of such stock options. The exercise price and other terms and conditions of these additional shares shall be the same as may then apply to the Warrant. (2) The Note bears interest on the outstanding principal amount at a rate of ten percent (10%) per annum. The Issuer is permitted to defer its quarterly payments of interest, which, upon deferral, will be added to the principal of the Note and will accrue interest thereon. At any time, or from time to time, the reporting person may convert all or a portion of the then outstanding principal balance of, and accrued and unpaid interest on, the Note into shares of common stock at a conversion price of $6.05 per share. Payments of principal and interest on the Note are subordinated to repayment of certain senior debt and are not permitted to be made if there is a default under such senior debt. (3) The number of shares issuable under the Warrant is subject to adjustment in accordance WIth anti-dilution provisions in the Warrant. (4) The Warrant may be exercised at an exercise price equal to the lesser of (i) $4.00 per share or (ii) 66 2/3 percent of the Market Price (as defined in the Warrant); provided, however, that if the Issuer's shareholders do not approve the transactions contemplated by the Agreement, the exercise price shall be the lower of (i)$2.00 per share or (ii) 66 2/3 percent of the Market Price.

H.F. Lenfest	2/28/03

** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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